Sondors Electric Car Company

Up to 83,333 Shares of Common Stock
Minimum purchase: 10 Shares ($12.00)

We are offering a maximum of 83,333 shares of common stock on a "best efforts" basis. The offering may continue until the earlier of December 31, 2016 (which date may be extended at our option) or the date when all shares have been sold. See "*Our Securities*" for a description of our capital stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 227 of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 3.

	Number of Shares	Price to Public	Underwriting discounts and commissions (1)	Proceeds to issuer (2)
Per share:	1	$12.00	$0.00	$12.00
Total Maximum:	83,333	$1,000,000	$0.00	$999,996

(1)   We do not intend to use commissioned sales agents or underwriters.
(2)   Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on StartEngine.com, estimated to be $74,000 in the aggregate for the maximum offering amount. See "*Use of Proceeds*".

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

We are providing the disclosure in the format prescribed by Form C.

20058 Pacific Coast Highway, Malibu, CA. 90265
(310) 991-5986; www.sondorselectriccar.com

This Offering Circular is dated September 12, 2016

TABLE OF CONTENTS

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 3. References to "we," "us," "our," or the "company" mean Sondors Electric Car Company.

Our Company

Sondors Electric Car Company ("**Sondors**" or the "**Company**") has designed and is developing an electric car to be designated as "*Model Sondors*", which the Company intends to market and sell worldwide.

This Offering

Securities Offered	Maximum of 83,333 shares of common stock ($999,996).
Common Stock outstanding before the Offering	2,700,0000.
Common Stock outstanding after the Offering	2,783,333.
Use of proceeds	The net proceeds of this offering will be used primarily to complete the design and development of the Model Sondors prototype.
Risk factors	Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Valuation Methodology

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock merely reflects the opinion of the CEO and management of Sondors as to what a fair value would be.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed in August 2016 and we have not yet begun producing or delivering our first vehicle. To date, we have no revenues. Our vehicle requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. Even if we successfully raise $999,996 from this offering, we estimate that we will need to raise an additional $10,000,000 to reach the vehicle production stage. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

We face significant barriers in our attempt to produce our vehicle, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

We face significant barriers as we attempt to produce our vehicle. We do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Developments and improvements in alternative technologies such as hybrid engines or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

We face several regulatory hurdles.

Our vehicle will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

Our success is highly dependent on our current management.

Our success is highly dependent on Storm Sondors, our founder and Chief Executive Officer. Storm Sondors has been the driving force behind the development of our electric car and the company. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Mr. Sondors.

Risks of Borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering.

Control by Majority Stockholder.

The Company's sole director and majority owner is Storm Sondors. Investors will not be able to control the management of the Company.

Limited Transferability and Liquidity.

Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Projections: Forward Looking Information.

Management has prepared projections regarding our anticipated financial performance. Our projections are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures.

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $12.00, the net proceeds from the sale of the 83,333 shares in this offering will be approximately $926,000, after deducting the estimated offering expenses of approximately $74,000.

The net proceeds of this offering will be used primarily to fund the completion of the design and development of the Sondors electric car prototype. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$69,996	$999,996
Less: Offering Expenses		
(a) StartEngine Fees	$3,500	$50,000
(b) FundAmerica Fees[1]	$2,400	$4,000
(c) Professional Fees[2]	$20,000	$20,000
Net Proceeds	$44,096	$925,996
Use of Net Proceeds:		
(a) Development of pre-production prototype	$25,346	$427,226
(b) Marketing	$4,000	$75,000
(c) Salaries and General Admin	$6,000	$130,520
(d) Intellectual Property	$2,750	$32,250
(e) Professional Fees	$3,000	$22,000
(f) Working Capital [3]	$3,000	$239,000
Total Use of Net Proceeds	$44,096	$925,996

*Figures rounded to the nearest whole number, columns may not add due to rounding

(1) FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.

(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3) A portion of working capital will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

BUSINESS

Corporate Background and General Overview

Sondors Electric Car Company was formed as a Delaware corporation on August 15, 2016. Storm Sondors, our CEO, has transferred us the initial designs for an electric vehicle to be designated as Model Sondors. Our vehicle designs provide for an electric, two-door, three-adult passenger car that offers zero tailpipe emissions. We are designing our vehicle to have an all-wheel drive dual motor system option, with a battery pack in the floor of the vehicle, and the motor and gearbox in line with the rear axle. Model Sondors will also be available with various features.

The Company will also provide service for its electric vehicles at its company-owned service centers, or in certain areas for an additional charge.

Competition

The Company competes with established automobile manufacturers such as Audi, BMW, Lexus, Mercedes, Daimler, Nissan, Fiat, Tesla, Ford, Mitsubishi, Porsche, Volkswagen, Volvo, General Motors, Toyota and Honda. The Company also competes with new entrants into the motor vehicle marketplace such as Elio Motors.

Employees

The Company has no employees other than its sole officer and director, as of the date hereof, but anticipates that it will begin hiring employees in October 2017.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company has begun the process of trademarking the Sondors tradename.

Indebtedness

The Company has no indebtedness.

Previous Offerings

The Company has not previously conducted any exempt offerings.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.sondorselectriccar.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We commenced operations in August 2016, and are still completing the designs for our initial vehicle offering.

Financial Statements

Our financial statements can be found at Exhibit B to Form C.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until we have completed the design and development of our vehicle and began taking advanced orders and deposits, which we do not anticipate occurring until at least the fourth quarter of 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we can operate the business for 12-18 months without revenue generation.

Liquidity and Capital Resources

As of August 15, 2016, we had cash of $270.00. To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholder.

PLAN OF OPERATIONS

Upon completion of this offering, the Company plans to invest in the completion of the design of the Sondors electric car, and to develop a prototype vehicle.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Storm Sondors	Chief Executive Officer, Treasurer, Secretary	Since inception
Director:		
Storm Sondors	Sole Director	Since inception

Our chief executive officer works full time for us, however, also spends time on his duties for other companies with which he is involved. During the past 5 years, Mr. Sondors has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our sole officer and director, we do not have any employees.

Executive Officers

Storm Sondors, Chief Executive Officer, Treasurer, Secretary and Sole Director. Mr. Sondors is the founder and has served as the CEO, Treasurer and sole director of Sondors since August 2016. Since June 2015, he has also served as CEO of Sondors Inc., which designs, develops, manufactures and markets e-bikes, and lithium ion batteries and chargers for e-bikes. Between 2010 and June 2015, he served as CEO of Pacific Storm, Inc., a multi-brand company that designs, develops, produces and markets various consumer products. Mr. Sondors is a highly-skilled specialist in design and manufacturing, and the creator of award-winning Sondors eBike.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

To date our executive officers have not received cash compensation. We anticipate that we will begin compensating our executive officers in 2017.

Compensation of Directors

We currently have a sole director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Storm Sondors	2,700,000 shares common stock	100%

RELATED PARTY TRANSACTIONS

We have not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share. As of the date of this Offering Circular, 2,700,000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

INVESTMENT PROCESS

See Exhibit C to Form C.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than March 31 each year. Once posted, the annual report may be found on the Company's website at http://sondorselectriccar.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Sondors Electric Car Company
Malibu, California

We have reviewed the accompanying balance sheet of Sondors Electric Car Company (the "Company"), as of August 15, 2016 ("Inception"), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Newport Beach, California
August 26, 2016

See accompanying accountants' review report and notes to financial statements



20058 Pacific Coast Highway
Malibu, CA 90265
(310) 991-5986
sondorselectriccar.com

BACKGROUND OF DIRECTORS AND OFFICERS

Storm Sondors is a highly-skilled specialist in design and manufacturing, and the creator of award-winning SONDORS eBike. Currently the largest electric bike distributor in the U.S., SONDORS eBike has been sold to 67 countries worldwide.

What distinguishes Storm from others in his area of expertise is how he treats design and engineering as his own form of entertainment. He has special interest in personal branding, and he believes the road to success is an arduous one.

Storm's adage is simple; if it isn't relevant enough, people switch the channel.

Determined to inspire the world to convert to zero emission vehicles, Storm has successfully raised more awareness of electric technology in affordable transportation than any other company in his field.

He is passionate about lithium-ion batteries, and due to his brand's success in the marketplace, admits to probably having too much fun with his access to the world's best electric technologies and resources.

Based in Malibu, California, Storm also enjoys beach life, surfing and stand up paddle boarding.

SONDORS ELECTRIC CAR COMPANY
BALANCE SHEET
(unaudited)

	August 15, 2016 (Inception)
Assets	
Current assets	
Cash	$ -
Current assets	-
Total assets	$ -
Liabilities and Stockholder's Equity:	
Total liabilities	$ -
Commitments and contingencies (Note 3)	
Stockholder's Equity:	
Stockholder's equity, 10,000,000 shares authroized, par value $0.0001, 2,700,000 issued and outstanding.	270
Subscription receivable	(270)
Retained earnings	-
Total Stockholder's' equity	-
Total liabilities and stockholder's' equity	$ -

See accompanying accountants' review report and notes to financial statements



20058 Pacific Coast Highway
Malibu, CA 90265
(310) 991-5986
sondorselectriccar.com

BUSINESS

Corporate Background and General Overview

Sondors Electric Car Company was formed as a Delaware corporation on August 15, 2016. Storm Sondors, our CEO, has transferred us the initial designs for an electric vehicle to be designated as Model Sondors. Our vehicle designs provide for an electric, two-door, three-adult passenger car that offers zero tailpipe emissions. We are designing our vehicle to have an all-wheel drive dual motor system option, with a battery pack in the floor of the vehicle, and the motor and gearbox in line with the rear axle. Model Sondors will also be available with various features.

The Company will also provide service for its electric vehicles at its company-owned service centers, or in certain areas for an additional charge.

Competition

The Company competes with established automobile manufacturers such as Audi, BMW, Lexus, Mercedes, Daimler, Nissan, Fiat, Tesla, Ford, Mitsubishi, Porsche, Volkswagen, Volvo, General Motors, Toyota and Honda. The Company also competes with new entrants into the motor vehicle marketplace such as Elio Motors.

Employees

The Company has no employees other than its sole officer and director, as of the date hereof, but anticipates that it will begin hiring employees in October 2017.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company has begun the process of trademarking the Sondors tradename.

Indebtedness

The Company has no indebtedness.

Previous Offerings

The Company has not previously conducted any exempt offerings.

SONDORS ELECTRIC CAR COMPANY
STATEMENT OF CASH FLOWS
AUGUST 15, 2016
(unaudited)

As prepared by the SONDORS Electric Car Company.

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	-
Net cash used in operating activities		-
Increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents, upon inception		-
Cash and cash equivalents, upon inception	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-



20058 Pacific Coast Highway
Malibu, CA 90265
(310) 991-5986
sondorselectriccar.com

Disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.



20058 Pacific Coast Highway

Malibu, CA 90265

(310) 991-5986

sondorselectriccar.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We commenced operations in August 2016, and are still completing the designs for our initial vehicle offering.

Financial Statements

Our financial statements can be found at Exhibit B to Form C.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until we have completed the design and development of our vehicle and began taking advanced orders and deposits, which we do not anticipate occurring until at least the fourth quarter of 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we can operate the business for 12-18 months without revenue generation.

Liquidity and Capital Resources

As of August 15, 2016, we had cash of $270.00. To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholder.



20058 Pacific Coast Highway
Malibu, CA 90265
(310) 991-5986
sondorselectriccar.com

NOTE 1 – NATURE OF OPERATIONS

Sondors Electric Car Company was incorporated on August 15, 2016 ("Inception") in the State of Delaware.   The balance sheet of Sondors Electric Car Company (which may be referred to the "Company," "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Malibu, California.

The Company is designing, developing, and intends to manufacture and sell its own electrical vehicle. The Company also intends to provide service for its electrical vehicles at its company-owned service centers, or in certain areas for an additional charge, through mobile technicians providing services that do not require a vehicle lift.

Going Concern and Management's Plans
We have only recently formed the Company and have no operating history. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign and/or debt and equity financing (through a private offering), and funding from the Company's founder. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 15, 2016. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in electric automobile technology and infrastructure, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of our products into the marketplace. Like any new business, we face the challenges that come from early stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues the sale of product and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or

adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Income Taxes
The Company is a Corporation taxed as an S-Corporation. Under these provisions (S Election), the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Corporation continues to pay state income taxes at reduced rates. All of the Company's tax returns to date are subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDER'S EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with $0.0001 par value. Upon formation, the Company issued 2,700,000 shares of common stock to our founder.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 15, 2016 through August 26, 2016, the issuance date of the balance sheet. There have been no other events or transactions during this time that would have a material effect on the balance sheet.



20058 Pacific Coast Highway
Malibu, CA 90265
(310) 991-5986
sondorselectriccar.com

Indebtedness

The Company has no indebtedness.



20058 Pacific Coast Highway
Malibu, CA 90265
(310) 991-5986
sondorselectriccar.com

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Storm Sondors	Chief Executive Officer, Treasurer, Secretary	Since inception
Director:		
Storm Sondors	Sole Director	Since inception

Our chief executive officer works full time for us, however, also spends time on his duties for other companies with which he is involved. During the past 5 years, Mr. Sondors has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our sole officer and director, we do not have any employees.

Executive Officers

Storm Sondors, Chief Executive Officer, Treasurer, Secretary and Sole Director. Mr. Sondors is the founder and has served as the CEO, Treasurer and sole director of Sondors since August 2016. Since June 2015, he has also served as CEO of Sondors Inc., which designs, develops, manufactures and markets e-bikes, and lithium ion batteries and chargers for e-bikes. Between 2010 and June 2015, he served as CEO of Pacific Storm, Inc., a multi-brand company that designs, develops, produces and markets various consumer products. Mr. Sondors is a highly-skilled specialist in design and manufacturing, and the creator of award-winning Sondors eBike.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

To date our executive officers have not received cash compensation. We anticipate that we will begin compensating our executive officers in 2017.

Compensation of Directors

We currently have a sole director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Storm Sondors	2,700,000 shares common stock	100%



20058 Pacific Coast Highway
Malibu, CA 90265
(310) 991-5986
sondorselectriccar.com

RELATED PARTY TRANSACTIONS

We have not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

SONDORS ELECTRIC CAR COMPANY
STATEMENT OF OPERATIONS
AUGUST 15, 2016
(unaudited)

As prepared by the SONDORS Electric Car Company.

Revenues	$	-
Operating expenses		-
Net income	$	-



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SONDORS ELECTRIC CAR COMPANY", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF AUGUST, A.D. 2016, AT 2:10 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6125074 8100
SR# 20165364091

Authentication: 202832077
Date: 08-16-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:10 PM 08/15/2016
FILED 02:10 PM 08/15/2016
SR 20165364091 - File Number 6125074

CERTIFICATE OF INCORPORATION
OF
SONDORS ELECTRIC CAR COMPANY

Article I

The name of the corporation is Sondors Electric Car Company (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 160 Greentree Drive, Suite 101, Dover, DE 19904, County of Kent. The name of the registered agent of the Corporation at such address is National Registered Agents, Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Ten Million (10,000,000) shares, all of which are 0.0001 par value and classified as common stock.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

The powers of the incorporator shall terminate upon the filing of this Certificate of Incorporation. The name and mailing address of the persons who are to serve as the initial directors of the Corporation until the first annual meeting of stockholders or until their successors are elected and qualified are as follows:

Name	Mailing Address
Storm Sondors	20054 Pacific Coast Highway Malibu, CA. 90265

Article VII

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VII shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VII shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VII becomes effective.

Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VIII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article IX

The duration of the Corporation shall be perpetual.

Article X

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article XI

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on August 15, 2016.

Jeffrey S. Marks
Jeffrey S. Marks, Incorporator

SONDORS ELECTRIC CAR COMPANY
STATEMENT OF STOCKHOLDER'S EQUITY
AUGUST 15, 2016
(unaudited)

As prepared by the SONDORS Electric Car Company.

	Common stock		Subscription Receivable	Retained Earnings	Total Stockholder's equity
	Shares	Amount			
Balance upon Inception	2,700,000	$ 270	$ (270)	$ -	$ -



20058 Pacific Coast Highway
Malibu, CA 90265
(310) 991-5986
sondorselectriccar.com

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $12.00, the net proceeds from the sale of the 83,333 shares in this offering will be approximately $926,000, after deducting the estimated offering expenses of approximately $74,000.

The net proceeds of this offering will be used primarily to fund the completion of the design and development of the Sondors electric car prototype. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$69,996	$999,996
Less: Offering Expenses		
(a) StartEngine Fees	$3,500	$50,000
(b) FundAmerica Fees[1]	$2,400	$4,000
(c) Professional Fees[2]	$20,000	$20,000
Net Proceeds	$44,096	$925,996
Use of Net Proceeds:		
(a) Development of pre-production prototype	$25,346	$427,226
(b) Marketing	$4,000	$75,000
(c) Salaries and General Admin	$6,000	$130,520
(d) Intellectual Property	$2,750	$32,250
(e) Professional Fees	$3,000	$22,000
(f) Working Capital [3]	$3,000	$239,000
Total Use of Net Proceeds	$44,096	$925,996

*Figures rounded to the nearest whole number, columns may not add due to rounding

(1) FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.

(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3) A portion of working capital will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Storm Sondors – E CAR Campaign Video Script

Storm to Camera:

"I don't like furniture. I don't like things around me. I don't like anything what…what has no purpose. It gives me allergies. I'm not normal. But then again, you know, who defines what normal is? Building a $500 e bike was not normal."

Text on Screen:

"$10,000,000 Raised, 15,000 Bikes Delivered"

Storm to Camera:

"Welcome to my Electric Bike showroom. You may notice Leonardo Da Vinci above my head. I drew him at age 12. When it's ready I have to say yes to all these crazy ideas…what I get in my head…and how they are brought to me…I have no idea."

Storm narration:

"An electric bike consists of 3 main components…battery…controller…motor. Guess what? An electric car has the same 3 components"

Storm to Camera:

"Oh my god." Runs upstairs "Oh hello again. This is my business office where I do my affairs."

Storm narration:

"Electric…Electric…"

Storm to Camera:

"Who gives BLEEP about electric cars if it's not affordable?"

Storm to Janette:

"Ok. How am I doing on this?"

Janette:

"Great. You're doing good."

Storm to Camera:

"Democrats, Republicans, it doesn't matter. We are all in this together."

"But I'm really looking for. I'm looking here for a community who will… who's going to grow with this Car Company. World…world is filled with useless stuff. I only want to create things which are useful, because there's enough creators for useless stuff. And very few who actually create what's useful."

Storm narration:

"The next great American electric vehicle is being built in my garage."